Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                      July 31, 2014

VIA EDGAR

Mr. Alberto Zappato
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:  The AllianceBernstein Portfolios:
         - AllianceBernstein Wealth Appreciation Strategy
         - AllianceBernstein Balanced Wealth Strategy
         - AllianceBernstein Conservative Wealth Strategy
         - AllianceBernstein Tax-Managed Wealth Appreciation Strategy
         - AllianceBernstein Tax-Managed Balanced Wealth Strategy
         - AllianceBernstein Tax-Managed Conservative Wealth Strategy (Collectively, the "Strategies")
         Post-Effective Amendment No. 91
         File Nos. 33-12988 and 811-05088
         --------------------------------

Dear Mr. Zappato:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A of the Strategies, as provided orally to Anna Leist of this office on July 11, 2014. As the context requires, defined terms used herein are as defined in the Strategies' Prospectus. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  How will existing shareholders of the Strategies be informed of the changes to the Strategies?

Response:   Shareholders were notified by a Prospectus Supplement, dated May 8,
            2014, of the changes to the Strategies that will become effective on or about August 4, 2014.

Comment 2:  Confirm that all information that remains outstanding in the registration statement will be completed in a filing before the effective date of the changes to the Strategies.

Response:   The Strategies confirm that all information in the registration statement will be completed in a 485(b) filing.

Comment 3:  Briefly explain how the Strategies comply with Section 12 of the
            Investment Company Act of 1940 (the "1940 Act") and the rules thereunder.

Response:   The Strategies invest in registered open-end investment companies that are part of the same group of investment companies as permitted by Section 12(d)(1)(G) of the 1940 Act.

Summary Information (All Strategies)
------------------------------------

Comment 4:  Define the term "Strategy" before its first use in the Summary
            Information section.

Response:   We do not believe it is appropriate to define the term "Strategy"
            because we believe the term's meaning is clear in that each summary section applies to a specific Strategy. We have not revised the Prospectus in response to this comment.

Comment 5:  Fees and Expenses of the Strategy: We note that the registrant is the AllianceBernstein Portfolios; however, the disclosure in the Fees and Expenses section references the "AllianceBernstein Mutual Funds." Define AllianceBernstein Mutual Funds in this section or provide a cross reference to a glossary definition that explains which funds constitute the AllianceBernstein Mutual Funds and how that group of funds differs from the Wealth Strategies.

Response:   We have revised the Prospectus in response to this comment.

Comment 6:  Fees and Expenses of the Strategy: We note that the term "Statement of Additional Information" is defined only in the Summary Information section for AllianceBernstein Wealth Appreciation Strategy. Repeat the definition of this term in each Strategies' Summary Information section.

Response:   We have revised the Prospectus in response to this comment.

Comment 7:  Define the term "Underlying Portfolio" before its first use in the
            Summary Information section.

Response:   We have revised the Prospectus in response to this comment.

Comment 8:  Define the term "Adviser" before its first use in the Summary
            Information section.

Response:   We have revised the Prospectus in response to this comment.

Comment 9:  Fees and Expenses of the Strategy - Fee Waiver and/or Expense
            Reimbursement: We note that any fee waiver and/or expense reimbursement disclosed in the fee table must be contractual. Please disclose in a footnote to the table that the fee waiver is contractual. Please also confirm that the fee waiver will continue at least one year from the effective date of the Prospectus.

Response:   We have revised the Prospectus in response to this comment. The
            Adviser confirms that the fee waiver will continue for at least one year from the effective date of the Prospectus.

Comment 10: Principal Strategies: Provide disclosure defining the term
            "traditional equity investments" used in the Principal Strategies section.

Response:   We have revised the Prospectus in response to this comment.

Summary Information (AllianceBernstein Balanced Wealth Strategy)
----------------------------------------------------------------

Comment 11: Investment Objective: Consider removing the phrase "the Adviser's determination of" or replacing the term "Adviser" with AllianceBernstein L.P.

Response:   We do not believe it is appropriate to change the Strategy's investment objective and believe its meaning is clear. We have not revised the Prospectus in response to this comment.

Comment 12: Fees and Expenses of the Strategy: Confirm the page references provided in this disclosure.

Response:   The Strategy confirms that the page references will be updated in the registration statement filed under Rule 485(b).

Summary Information (AllianceBernstein Tax-Managed Balanced Wealth Strategy)
----------------------------------------------------------------------------

Comment 13: Principle Strategies: Clarify whether the bracketed paragraph concerning municipal bond interest will be contained in the final version of the Prospectus.

Response:   We confirm that the bracketed paragraph will be contained in the final version of the Prospectus.

Summary Information (AllianceBernstein Tax-Managed Conservative Wealth Strategy)
--------------------------------------------------------------------------------

Comment 14: Investment Objective: Consider removing the phrase "in the opinion of the Adviser" or describing the concept of "undue risk to principal" more thoroughly.

Response:   We do not believe it is appropriate to change the Strategy's investment objective and believe its meaning is clear. We have not revised the Prospectus in response to this comment.

Additional Information About the Strategies' Risks and Investments
------------------------------------------------------------------

Comment 15: Description of Investment Practices of the Strategies and Underlying
            Portfolios: Regarding total return swaps, please acknowledge to the Staff that the Strategies are aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), are familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and are aware that the SEC may issue further guidance on such transactions that could affect the Strategies' operations.

Response:   The Strategies acknowledge that they are familiar with the provisions discussed in Release 10666 and Release 29776 and that further SEC guidance on total return swaps could affect the Strategies' operations.

Comment 16: If the Strategies invest in credit default swap agreements ("CDS"), or intend to write CDS, please confirm to the Staff that, in case of default, the Strategies will cover the full notional value of the CDS they write.

Response:   The Strategies cover their positions in accordance with the 1940
            Act, the rules thereunder and SEC and Staff interpretative guidance.

Management of the Strategies
----------------------------

Comment 17: Performance of the Equity and Fixed-Income Investment Teams: Please
            delete the first sentence of this section, as the risk/return summaries for the Strategies no longer include performance prior to 2004.

Response:   We have revised the Prospectus in response to this comment.

Comment 18: Performance of the Equity and Fixed-Income Investment Teams: Confirm
            that the "Historical Accounts" are all accounts managed by AllianceBernstein L.P.

Response:   We confirm that the Historical Accounts are all accounts managed by
            AllianceBernstein L.P.

Comment 19: Performance of the Equity and Fixed-Income Investment Teams: We note that this section provides disclosure on portions of accounts. As a general matter, we object to the use of partial accounts in performance presentations, because the use by a Strategy of a portion of an account to present performance can be materially misleading, as the performance of a portion of an account may be different than the performance of the account as a whole. Confirm that only entire accounts are being used to present prior performance in this section.

Response:   In certain instances, a segment of a registered investment company
            ("Investment Company") or separate accoount may be managed by the portfolio managers of a Strategy consistent with the investment strategies of the Strategy, while other segments of the Investment
            Company or separate account may be managed by other persons pursuant to a different strategy or strategies. These clearly defined segments are treated as separate "accounts" by the Adviser for performance reporting and similar purposes, and the Adviser believes that it would not be appropriate to exclude the performance of these "accounts" from the similarly managed account performance information.

Comment 20: Performance of the Equity and Fixed-Income Investment Teams: If the
            performance numbers do not reflect all of the accounts the adviser managed, there must be disclosure to that effect. In addition, the excluded accounts or portions thereof cannot have a misleading or material affect on the performance numbers (Nicholas-Applegate Mutual Funds (pub. Avail. August 6, 1996)).

Response:   We believe that there is already disclosure to that effect.

Statement of Additional Information ("SAI")
-------------------------------------------

Comment 21: We note that all disclosures in the SAI should pertain to the
            Strategies. Confirm that all disclosures provided are relevant.

Response:   The Strategies confirm that all disclosures provided in the SAI are relevant to the Strategies.

Comment 22: Assess and confirm whether any of the investment practices or risks disclosed in the SAI are principal strategies or principal risks of the Strategies or might affect performance of the Strategies such that they should be addressed in the Prospectus.

Response:   The Strategies confirm that all principal strategies and principal risks of the Strategies have been disclosed in the Prospectus.

Other
-----

Comment 23: Provide the Tandy representation.

Response:   The Tandy representation is provided in this letter.

                                     * * *

      We hereby acknowledge that (i) each Strategy is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) each Strategy may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                              Sincerely,

                                              /s/ Anna C. Leist
                                              -----------------
                                              Anna C. Leist

cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.